SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

August 5, 2008

Korea Electric Power Corporation (“KEPCO”) hereby calls the Extraordinary Meeting of Shareholders pursuant to Article 18 of its Article of Incorporation as follows and seeks the attendance of its shareholders:

1.	Date/Time: August 20, 2008 at 10:00 AM (Seoul Time)

2.	Location: 411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791

Korea Electric Power Corporation, Main Building (7th Floor)

3.	Meeting Agendum: Nominations for the Chief Executive Officer

4.	Date of Resolution by the Board of Directors: August 1, 2008

5.	Other Investor Considerations: Of the three candidates, one candidate will be voted as the Chief Executive Officer by the Shareholders. The term of office of the Chief Executive Officer is three years.

Agendum: Selection of Chief Executive Officer

•	The Chief Executive Officer Nominees

Nominees	Details of Information
Kim, Ssang-Su	• Date of Birth: January 2, 1945
• Prior experience as a director of KEPCO: None
• Previous Position: Vice-president of LG electronics
• Current Position: Adviser of LG electronics
• Education: B.A. of Technical Engineering from Hanyang University in Korea
• Nationality: Republic of Korea
• Relationship with the major shareholders of KEPCO: None

Lim, Chang-Kun	• Date of Birth: October 26, 1945
• Prior experience as a director of KEPCO: Director General of Dae-Gu District Head Office
• Previous Position: CEO of Korea Electric Power Data Network
• Current Position: N/A
• Education: B.A. of Science from Military Academy in Korea
• Nationality: Republic of Korea
• Relationship with the major shareholders of KEPCO: None

Chung, Kyu-Suk	• Date of Birth: January 6, 1948
• Prior experience as a director of KEPCO: None
• Previous Position: CEO of DACOM
• Current Position: Chair Professor of Dae-Gu Univ.
• Education: Doctor of Technical Engineering from University of California, Berkeley in the U.S.
• Nationality: Republic of Korea
• Relationship with the major shareholders of KEPCO: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: August 5, 2008